

02003991

PROCESSING
RECEIVED
MAR 08 2002
143
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39610

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2001 (MM/DD/YY) AND ENDING DEC. 31, 2001 (MM/DD/YY)

3/15/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

READY MORTGAGE SECURITIES INC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43763 McARTHUR ROAD
(No. and Street)

McARTHUR, CA 96056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM E. READY (530) 336-4248
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARMANINO McKENNA, LLP
(Name — *if individual, state last, first, middle name*)

1855 OLYMPIC BLVD #225, WALNUT CREEK CA 94596-5091
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM E. READY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of READY MORTGAGE SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CAROL A. SULLIVAN
Commission # 1253092
Notary Public - California
Contra Costa County
My Comm. Expires Feb 25, 2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

READY MORTGAGE SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DECEMBER 31, 2001

TABLE OF CONTENTS

ARMANINO McKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT

The Stockholder
Ready Mortgage Securities, Inc.
McArthur, California

We have audited the accompanying statement of financial condition of Ready Mortgage Securities, Inc., as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Ready Mortgage Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP

ARMANINO McKENNA LLP

January 24, 2002



READY MORTGAGE SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Current assets	
Cash in bank	$ 8,212
Prepaid expenses	330
Total current assets	8,542
Advances to affiliate	1,000
	$ 9,542

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's equity	
Capital stock - no par; 1,000,000 shares authorized; 5,000 shares issued and outstanding	14,000
Accumulated deficit	(4,458)
Total stockholder's equity	9,542
	$ 9,542

The accompanying notes are an integral part of these financial statements.

READY MORTGAGE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2001

Revenue	$ -
Expenses	
Registration and examination fees	1,017
Insurance	278
Miscellaneous	10
Total expenses	1,305
Loss before income tax expense	(1,305)
Income tax expense	800
Net loss	$ (2,105)

The accompanying notes are an integral part of these financial statements.

READY MORTGAGE SECURITIES, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock			Total
	Shares	Amount	Accumulated Deficit	Total Stockholder's Equity
Balances at December 31, 2000	5,000	$ 14,000	$ (2,353)	$ 11,647
Net loss	-	-	(2,105)	(2,105)
Balances at December 31, 2001	5,000	$ 14,000	$ (4,458)	$ 9,542

The accompanying notes are an integral part of these financial statements.

READY MORTGAGE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (2,105)
Adjustment to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Prepaid expenses	(22)
Net cash used by operating activities	(2,127)
Cash in bank, beginning of year	10,339
Cash in bank, end of year	$ 8,212
Supplemental cash flow information	
Cash paid during the year for	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

READY MORTGAGE SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

Description of business

Ready Mortgage Securities, Inc. (the "Company") is a broker and dealer of securities dealing solely in direct participation programs, and is registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers. The Company's primary sources of income have historically been commissions and fees earned from the sale of securities for affiliated limited partnerships that invest in mortgage loans secured by deeds of trust on real property located in California. The operating results of these partnerships may be influenced by local and regional economic conditions. Nearly all of the Company's revenues are derived from the activities of an affiliated mortgage broker, Ready Mortgage Company. During 2001, the Company had little activity as its sole stockholder is considering ceasing operations.

Income taxes

Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance has been established for deferred tax assets to reduce the assets to amounts determined to be realizable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Income Taxes

The components of income tax expense are as follows:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	(316)	(983)	(1,299)
Valuation allowance for deferred tax assets	316	983	1,299
	$ -	$ 800	$ 800

2. Income Taxes (continued)

The Company's actual income tax expense differs from the expected income tax benefit (computed by applying the Federal corporate rate of 34% to loss before income tax expense) by minimum state taxes, a valuation allowance on deferred tax benefits and graduated tax rates.

The deferred tax asset consists of a California net operating loss carryforward of approximately $19,000, with portions expiring from 2002 through 2007 and a Federal net operating loss carryforward of approximately $23,000, with portions expiring 2014 through 2021. The valuation allowance was $4,795 at December 31, 2000 and has increased approximately $1,300 to $6,100 during 2001 for additional operating losses, which must be carried forward to be applied against future earnings.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company was in compliance with each requirement.

4. Transactions with Affiliates

The Company has historically derived the majority of its income from commissions and fees on the sale of securities for affiliated limited partnerships that invest in deeds of trust on real property located in California. The Company's stockholder is a general partner in those and other private limited partnerships with similar investment objectives.

The Company's stockholder also owns Ready Mortgage Company, a company that originates the real estate loans in which the limited partnerships invest. Ready Mortgage Company also provides and pays certain general and administrative expenses, office space and facilities, and personnel for the Company, at no cost to the Company. The Company has also made certain non-interest bearing advances to Ready Mortgage Company, which are due on demand.

SUPPLEMENTARY INFORMATION

READY MORTGAGE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Schedule 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	
Total stockholder's equity from statement of financial condition	$ 9,542
Less nonallowed assets	1,330
Net capital	$ 8,212
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	$ -
Items not included in statement of financial condition	-
	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (aggregate indebtedness x .0667)	$ -
Minimum dollar net capital requirement	5,000
Net capital requirement	$ 5,000
Excess net capital at 100%	$ 3,212
RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)	
Net capital as reported on Form X-17A-5 as of December 31, 2001	$ 8,212
Audit adjustments	-
Net capital as computed above	$ 8,212

READY MORTGAGE SECURITIES, INC.
Supplementary Information
December 31, 2001

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2001, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2001.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2001.

ARMANINO MCKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder
Ready Mortgage Securities, Inc.
McArthur, California

In planning and performing our audit of the financial statements of Ready Mortgage Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ARMANINO McKENNA LLP

January 24, 2002